UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 2)1

Scansoft, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

80603P-10-7 (CUSIP Number)

April 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80603P-10-7	13D/A	Page 2 of 5 Pages

1.	Names of Reporting Persons. Xerox Corporation I.R.S. Identification No. of above persons (entities only). 16-0468020

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person* CO

CUSIP No. 80603P-10-7	13D/A	Page 2 of 5 Pages

1.	Names of Reporting Persons. Xerox Imaging Systems, Inc. I.R.S. Identification No. of above persons (entities only). 94-2206814

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person* CO

CUSIP No. 80603P-10-7

Introductory Statement

This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $.001 per share (the “Common Stock”) of Scansoft, Inc., a Delaware corporation (formerly Visioneer, Inc.) (the “Issuer”). This Amendment No. 2 amends and supplements the Statement originally filed with the Securities and Exchange Commission (the “SEC”) by Xerox Corporation (“Xerox”) and Xerox Imaging Systems, Inc. (“XIS”) (Xerox and XIS together, the “Reporting Person”) on March 12, 1999 as amended by Amendment No. 1 filed on February 4, 2000.

The information contained herein with respect to persons other than the Reporting Person has been obtained from public information, including public filings made under the Securities Exchange Act of 1934 or has been provided to the Reporting Person by the relevant parties. The Reporting Person has not independently verified and assumes no responsibility for the accuracy or completeness of such information.

This Amendment is being filed to reflect the fact that the Reporting Person has sold its interest in the Common Stock and other derivative securities of the Issuer convertible into or exercisable for Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read in its entirety as follows:

“Not applicable. This filing reflects a disposition of securities of the issuer.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated to read in its entirety as follows:

“Not Applicable. This filing reflects a disposition of securities of the issuer.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

“(a)	Aggregate Number and Percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2.

(i)	Amount Beneficially owned:

Xerox Corporation – 0

Xerox Imaging Systems – 0

(ii)	Percent of Class:

Xerox Corporation – 0%

Xerox Imaging Systems – 0%

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote or to dispose or direct the disposition:

Xerox Corporation – 0

Xerox Imaging Systems – 0

(ii)	Shared power to vote or to direct the vote or to dispose or direct the disposition:

Xerox Corporation – 0

Xerox Imaging Systems – 0

(c)	Transactions in the class of securities effected in the past 60 days:

On April 8, 2004, Xerox and XIS sold, in a private transaction, the following securities of the issuer at the cost per security indicated below:

Common Stock, par value $.001 per share:	11,853,602 shares	$5.00/share
Series B Preferred Stock, par value $.001 per share: (convertible into Common Stock at 1 for 1)	3,562,238 shares	$5.00/share
Warrant to Purchase Common Stock @ $.61/share:	525,732 shares	$4.39/share

(d)	Date on which Reporting Person ceased to be beneficial owner of more than five percent of the class of securities:

Xerox and XIS: April 8, 2004”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

Item 6 is hereby amended and restated to read in its entirety as follows:

“None. This filing reflects a disposition of securities of the issuer. See also Annex A.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated to read in its entirety as follows:

“None. See also Annex A.”

ANNEX A

AGREEMENT

This AGREEMENT dated as of November 24, 2003 between XEROX CORPORATION (“Xerox”) and XEROX IMAGING

SYSTEMS, INC. (“XIS”).

WHEREAS: XIS beneficially owns certain shares of the Common Stock, par value $.001 per share of Scansoft, Inc. (“Stock”).

WHEREAS: XIS is a wholly-owned subsidiary of Xerox.

WHEREAS: Both Xerox and XIS may be deemed beneficial owners of the Stock.

WHEREAS: The beneficial owners of the Stock may be required to make certain filings with various state and federal regulatory agencies, including the U.S. Securities and Exchange Commission (“SEC”) if they determine to dispose of all or a portion of the Stock.

NOW, THEREFORE, the parties hereto hereby agree as follows:

Xerox is hereby authorized by XIS to make, for and on its behalf, any and all filings required by any state and federal regulatory agency, including the U.S. Securities Exchange Commission, in connection with any sale of the Stock, including but not limited to Schedule 13D, Schedule 13G, and Forms 3, 4 and 5 under the Securities Exchange Act of 1934, as amended (the “Filings”) and any amendments to such Filings.

Xerox hereby agrees to make any such Filings for on and on behalf of XIS.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

XEROX CORPORATION

By:	/s/ Martin S. Wagner

Martin S. Wagner Assistant Secretary

XEROX IMAGING SYSTEMS, INC.

By:	/s/ Martin S. Wagner

Martin S. Wagner Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2004
XEROX IMAGING SYSTEMS, INC.

XEROX CORPORATION		By:	XEROX CORPORATION (Authorized Person - See Annex A)

By:	/s/ LESLIE F. VARON	By:	/s/ LESLIE F. VARON

	Leslie F. Varon Vice President and Secretary		Leslie F. Varon Vice President and Secretary